Exhibit 99.3

DN: AKANDA CORP. Form of Proxy – Special Meeting Adjournment to be held on November 28, 2025 Trader’s Bank Building 1100 , 67 Yonge Street Toronto ON M 5 E 1 J 8 Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein: Appointment of Proxyholder I/We being the undersigned holder(s) of Akanda Corp. hereby appoint Jatinder Dhaliwal or failing this person, Katharyn Field OR as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Akanda Corp. (the " Corporation ") originally scheduled for October 30, 2025 (the “ Original Meeting ”), adjourned (the “ Adjournment ”) until 10:00 a.m. (EST) on Friday, November 28, 2025 (the " Adjourned Meeting ") to be held in person at the offices of Gowling WLG (Canada) LLP, Suite 1600, 100 King Street, West, Toronto, ON, M5X 1G5 or at any adjournment thereof. Share Consolidation Resolution - to consider and, if deemed appropriate, pass a special resolution, the full text of which is set out below, approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding Common Shares on the basis of consolidation ratios to be selected by the Board within a range between two pre - consolidation Common Shares for one post - consolidation Common Share and 100 pre - consolidation Common Shares for one post - consolidation Common Share, provided that, (A) the cumulative effect of the one or more consolidations shall not result in a consolidation ratio that exceeds 100 pre - consolidation Common Shares for one post - consolidation Common Share, and (B) such consolidations occurs prior to the earlier of the 12 - month anniversary of the Meeting and the next annual meeting of Shareholders ; if, and at such time(s) following the date of the Meeting, as may be determined by the Board in its sole discretion, as more particularly described in the Information Circular (the “ Share Consolidation Resolution ”) For Against FT Share Compensation Resolution - to consider and, if thought advisable, pass a special resolution (the “ FT Share Compensation Resolution ”) to approve For the issuance of 4 , 775 , 972 common shares of the Company, without par value (the “ Common Shares ”) for purposes of complying with the NASDAQ listing rules, of the issuance of 20 % or more of the Company’s issued and outstanding Common Shares as of August 21 , 2025 , issuable on exchange of Class B Special Shares of the Company (the “ Class B Special Shares ”) to be issued upon approval of this resolution to the former First Towers & Fibers Corp . (“ FT ”) shareholders (the “ FT Shareholders ”), pursuant to that certain share exchange agreement between the Company, FT and the FT Shareholders, entered into as of March 5 , 2025 , as amended (the “ FT Transaction ”) . Against Assumed Indebtedness Share Resolution - to consider and, if thought advisable, pass a special resolution (the “ Assumed Indebtedness Share For Resolution ”) to approve the issuance of (a) an aggregate of 732,384 Common Shares underlying Class B Special Shares issuable pursuant to the terms of certain Debt Settlement Agreements the Company entered into as of August 19, 2025 upon and as a result of the closing of the FT Transaction (the “ Debt Settlement Agreements ”) and (b) up to 27,300,000 Common Shares upon the conversion of all of the principal and interest under certain 6 - year convertible promissory notes in the aggregate principal amount of US$4,909,995.28, issued pursuant to the terms of the Debt Settlement Ag reements and the FT Transaction, in both cases for purposes of complying with the NASDAQ listing rules, of the issuance of 20% or more of the Company’s issued and outstanding Common Shares as of August 21, 2025. Against Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management . Signature(s): Date MM / DD / YY

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 am, EST, on November 26, 2025 Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly . 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca - en/help/ . Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.